Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2011 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are as follows:

	Nine Months Ended	Years Ended December 31,
(Millions)	September 30, 2011	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$2,470.9	$2,644.2	$1,901.2	$2,174.2	$2,796.4	$2,586.6
Add back fixed charges	220.5	307.7	302.9	297.9	234.3	199.5
Income as adjusted ("earnings")	$2,691.4	$2,951.9	$2,204.1	$2,472.1	$3,030.7	$2,786.1

Fixed charges:
Interest expense	$187.3	$254.6	$243.4	$236.4	$180.6	$148.3
Portion of rents representative of interest factor	33.2	53.1	59.5	61.5	53.7	51.2
Total fixed charges	$220.5	$307.7	$302.9	$297.9	$234.3	$199.5
Ratio of earnings to fixed charges	12.21	9.59	7.28	8.30	12.94	13.97